  Exhibit 99.1

High Tide to Open New Canna Cabana Location in Kitchener, Ontario

CALGARY, AB, April 11, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1270 Fischer Hallman Road in Kitchener, Ontario will begin selling recreational cannabis products and consumption accessories for adult use on April 16, 2025. This opening brings High Tide's total store count to 195 Canna Cabana branded retail cannabis locations across Canada, and 80 in the province of Ontario.

Positioned in a high-visibility area, this store will serve a market with favourable competitive demographics and strong potential for growth. The surrounding neighbourhood boasts a young, growing population, and the plaza is home to popular tenants such as a national grocery chain and well-known fast-food options. New residential developments nearby also present an opportunity for Canna Cabana to establish itself as the go-to cannabis store in this sprawling neighbourhood. Our existing locations in Kitchener continue to outperform the competition, and this new opening comes on the heels of that success.

"This latest store opening in Kitchener, Ontario reflects our continued commitment to disciplined growth, even as we navigate an evolving macroeconomic environment. In light of the recently announced tariff actions by the United States, we want to reassure our investors that the vast majority of our revenue is generated from products procured and sold within Canada. As such, we do not anticipate any material impact on our business stemming from these measures. That said, we are actively monitoring the situation and will remain highly nimble in how we allocate capital," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"While we continue to see long-term value in our measured bricks-and-mortar expansion, we are also mindful of the importance of maximizing free cash flow in today's uncertain climate. If needed, we are prepared to temporarily moderate our pace of organic store openings to protect our balance sheet and position High Tide to capitalize on strategic opportunities as they arise. Our focus remains on building a resilient business that can adapt to changing conditions while continuing to deliver value to our shareholders," added Mr. Grover.

ADOPTION OF SHAREHOLDER RIGHTS PLAN

Furthermore, the Company announces that its board of directors (the "Board") has approved the adoption of a shareholder rights plan (the "Shareholder Rights Plan") pursuant to a shareholder rights plan agreement entered into with Olympia Trust Company, as Rights Agent, dated April 10, 2025.

The purpose of the Shareholder Rights Plan is to ensure the Company maintains compliance with applicable cannabis laws and is able to maintain its cannabis licenses, and to ensure that all shareholders are treated fairly in connection with any offer to acquire the outstanding common shares of the Company and that the Board has the opportunity to identify, solicit, develop and negotiate value-enhancing alternatives to any unsolicited take-over bid. The Shareholder Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated take-over bid. If ratified by shareholders of the Company, the Shareholder Rights Plan will be in effect for a term of three years.

The Shareholder Rights Plan has been accepted for filing by the TSX Venture Exchange, subject to certain conditions, including ratification by the Company's shareholders within 6 months of its adoption. The Shareholder Rights Plan is similar to rights plans adopted by other Canadian companies and ratified by their shareholders, except for provisions that ensure the Company maintains compliance with applicable cannabis laws and is able to maintain its cannabis licenses.

A summary of the principal terms and conditions of the Shareholder Rights Plan will be set out in the Company's Management Information Circular to be mailed to shareholders prior to the shareholders meeting. A copy of the complete Shareholder Rights Plan will be filed on the Company's profile pages on SEDAR+ and EDGAR.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 195 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, our commitment to opening the number of future stores on the timelines previously indicated, the expected impact of tariff action by the United States and the measures the Company may take to mitigate impact to the balance sheet, our ability to maximize free cash flow and provide shareholder value, the impact of implementing the Shareholder Rights Plan, and the ratification of the Shareholder Rights Plan by the Company's shareholders and the timing thereof. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

1	As reported by ATB Capital Markets based on store counts as of February 6, 2025

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 07:08e 11-APR-25